SELECTED FINANCIAL DATA

(In thousands, except per share data and ratios)              1994       1993       1992       1991       1990
- --------------------------------------------------------------------------------------------------------------
OPERATING DATA:
  Net premiums written                                    $116,232   $107,640   $ 58,953   $ 57,523   $ 70,761
                                                          ====================================================
  Premiums earned                                         $111,609   $ 96,126   $ 55,933   $ 59,502   $ 72,879
  Net investment income                                      8,044      9,432      7,261      7,286      6,683
  Other income                                               1,187         --         --         --         --
  Net realized capital gains                                   400      2,774      1,557      1,010        103
                                                          ----------------------------------------------------
      Total revenues                                       121,240    108,332     64,751     67,798     79,665
  Losses and expenses                                      118,563    104,759     59,059     66,284     82,665
                                                          ----------------------------------------------------
  Income (loss) before taxes                                 2,677      3,573      5,692      1,514     (3,000)
  Income tax expense                                           353        633      2,615        434         --
                                                          ----------------------------------------------------
  Income (loss) from continuing
    operations                                               2,324      2,940      3,077      1,080     (3,000)
  Income from discontinued operations                          930      1,129        702      2,568      1,515
  Gain on disposal of business                                 973         --         --         --         --
  Extraordinary credit and cumulative
    effect of accounting changes                                --        195      1,885        435         --
                                                          ----------------------------------------------------

  Net income (loss)                                       $  4,227   $  4,264   $  5,664   $  4,083   $ (1,485)
                                                          ====================================================

  Weighted average number of common
    shares outstanding                                       4,138      3,671      3,079      3,075      3,075

  Net income (loss) per share:
      Continuing operations (1)                           $    .57   $    .85   $   1.61   $    .49   $   (.97)
      Discontinued operations                                  .45        .31        .23        .84        .49
                                                          ----------------------------------------------------
        Total net income (loss) per share                 $   1.02   $   1.16   $   1.84   $   1.33   $   (.48)
                                                          ====================================================

PROPERTY AND CASUALTY UNDERWRITING RATIOS (GAAP):
  Loss ratio                                                  73.6%      76.3%      74.2%      81.6%      82.6%
  Expense ratio                                               31.6       32.3       31.1       29.7       30.6
                                                          ----------------------------------------------------
  Combined ratio                                             105.2%     108.6%     105.3%     111.3%     113.2%
                                                          ====================================================

PROPERTY AND CASUALTY UNDERWRITING RATIOS (STATUTORY):
  Loss ratio                                                  73.9%      76.7%      74.1%      81.6%      82.7%
  Expense ratio                                               33.2       30.8       30.5       29.7       29.7
                                                           ----------------------------------------------------
  Combined ratio                                             107.1%     107.5%     104.6%     111.3%     112.4%
                                                           ====================================================

BALANCE SHEET AND OTHER DATA:
  Weighted average pool percentage                              60%        55%        40%        40%        40%
  Total assets (2)                                         $320,550   $301,041   $239,962   $124,679   $123,919
  Debt obligations                                           12,031      4,375      5,000         --         --
  Total shareholders' equity                                 69,973     70,281     53,624     47,673     43,079
                                                           ====================================================
  Shareholders' equity per share                              16.91      16.98      17.33      15.50      14.01

(1) Includes extraordinary credit of $.61 per share in 1992 and $.14 per share in 1991, due to the utilization of net operating loss carryforwards, and cumulative effect of accounting changes of $.05 per share in 1993.

(2) Data for 1994, 1993 and 1992 reflect the impact of accounting changes.

              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ---------------------------------------------------------------------------- 13

MANAGEMENT'S DISCUSSION & ANALYSIS

THE INDUSTRY

The operating results of the property and casualty insurance industry are subject to significant fluctuations from quarter to quarter and from year to year. The profitability of insurers is affected by many factors, including the effect of competition on pricing, the frequency and severity of losses, natural disasters, interest rates, crime rates, regulatory measures, and court decisions that interpret the extent of insurance coverage and amount of compensation for injuries or losses.

The property and casualty insurance industry experienced record catastrophe losses in recent years, including Hurricanes Andrew and Iniki in 1992, Midwest flooding and California fires in 1993, the Northridge earthquake and harsh winter storms in the Northeast in 1994. Since the majority of the Company's policies are issued to insureds in eight upper Midwestern states, the Company did not experience the large catastrophe losses that the industry did. However, these losses will have a lasting effect on how the insurance industry evaluates exposures, and on the availability and cost of reinsurance. Additionally, the lack of catastrophe losses in the past does not predict future tendencies.

The property and casualty insurance industry is intensely competitive. The Company expects that competition in the personal and commercial products will continue during 1995. The Company competes with many regional and national insurers which are currently focusing on the Midwest as a profitable region.

OVERVIEW

In the face of the increased competition for its insureds, the Company undertook several actions during 1994 and has plans for 1995 which will allow it to continue to compete for business without compromising its underwriting and pricing standards.

1994 Actions

During 1994 the Company examined its expenses and made several changes in order to control its expense ratio. Two branch claims offices were closed, and consolidation of two southeastern Wisconsin locations into one was initiated. A change was made to the employee benefit programs at the end of 1994 which resulted in a one time expense savings of approximately $910,000.

The Company experienced a decline in the persistency of some of its personal lines products during 1994. In order to reverse this trend, claim free and multi-policy discounts were introduced. The Company believes that these discounts will improve the persistency of profitable business.

During 1994 the Company restructured its management team, consolidated reporting for personal lines under one individual, and assigned another individual responsibility for commercial lines results. The underwriting, marketing, and agent needs for these two lines are different. The Company believes that this new alignment will allow it to better meet the needs of both customer groups.

              Milwaukee Insurance Group, Inc.  1994 Annual Report

14 -----------------------------------------------------------------------------

1995 Plans

The Company participated in an industry study in 1994 to compare its operational costs to those of the competition. This benchmarking information will be used by management during 1995 to prioritize and sharpen its focus with regard to the commitment of resources. Specifically, the postretirement benefits being offered to employees will be reviewed to determine if they are cost effective. The Company will continue to look for ways to consolidate both operational and service areas and reduce operating expenses.

SALE OF LIFE OPERATION

On July 1, 1994, the Company sold its life insurance subsidiary, Milwaukee Life Insurance Company to an unrelated party. Approximately $20,500,000 of cash was received. Additionally, the life insurance subsidiary paid the Company a $3,400,000 property dividend immediately prior to the sale. The property consisted of the home office, net of a mortgage loan on the real estate, and a mortgage loan receivable from Mutual. The Company used the proceeds to make additional capital contributions to Safeguard and Guardian of $6,000,000 each, and to repay the term loan (related to the purchase of Alpha) which had an outstanding balance of approximately $4,000,000.

At the time of the sale, the Company's investment in the life subsidiary was $17,300,000. The sale increased shareholders' equity by $2,031,000 after taxes. The two components of this after-tax benefit are a gain on the sale of $973,000 and an increase of $1,058,000 in unrealized appreciation on securities.

The results of operations for the life insurance segment have been classified as discontinued operations.

POOLING AND REINSURANCE AGREEMENTS

The pooling agreement between the Company and Mutual, its 49% owner, was amended effective January 1, 1994 to designate the Company as the administrator of the underwriting pool and to provide a management fee to the Company for these services. The fee is 1% of direct written premium of Mutual, and was $733,000 for 1994.

Effective January 1, 1994, the remaining portion of the quota share reinsurance contract was terminated. During 1993 and 1992, 7.5% and 15%, respectively, of pooled premiums were ceded under this contract. During 1993, the quota share reinsurance agreement for the period October 1, 1990 to December 31, 1991 was commuted. During 1994, the remainder of the quota share reinsurance agreement was commuted. The effect of these transactions was that the Company has reassumed the loss reserves previously ceded to the reinsurer for that period, and recorded assets in an equivalent amount. Consequently, both the assets and liabilities for the Company, have been increased by $4.4 million during 1994 and by $2.7 million during 1993.

Effective April 1, 1993, the Company's share of business under its pooling arrangement increased from 40% to 60%. As a result, Mutual paid $35,505,000 to Safeguard and Guardian, which equaled the net liabilities assumed. Assets transferred consisted of cash, common stocks, and premiums receivable. The transfer of assets took place over the course of 1993, with final cash settlement during 1994. Mutual paid Safeguard and Guardian interest of $18,000 and $1,944,000 in 1994 and 1993, respectively, which represented interest at 7.25% on outstanding balances.

              Milwaukee Insurance Group, Inc.  1994 Annual Report
- ----------------------------------------------------------------------------- 15

Substantially all of the pool's reinsurance activity is with American Reinsurance Company. As of December 31, 1993, American Reinsurance Company had an "A+" rating from A.M. Best. The Company is contingently liable on losses ceded if the unaffiliated reinsurer or Mutual should fail to meet their obligations.

SECONDARY STOCK OFFERING

The Company completed a second public offering of 1 million shares of common stock in June, 1993. This offering produced a net capital infusion of approximately $11.5 million. The Company used the proceeds to make additional capital contributions to Safeguard and Guardian of $5,800,000 each.

ACQUISITION

The Company acquired Alpha Property and Casualty Insurance Company on December 31, 1992 in a transaction accounted for as a purchase. Therefore, Alpha's results of operations are not included in the results of operations prior to 1993, but the assets and liabilities are included on the Company's balance sheet as of December 31, 1992.

RESULTS OF OPERATIONS

1994 Compared with 1993

During 1994, the Company recorded income from continuing operations before extraordinary items and accounting changes of $2,324,000, or $0.57 per share, as compared to $2,940,000, or $0.80 per share for 1993. The per share comparisons are affected by the 13% more weighted average shares outstanding during 1994 as a result of the secondary stock offering during 1993.

The Company's GAAP combined ratio improved from 108.6% during 1993 to 105.2% during 1994.

Premiums earned increased by $15,483,000 or 16%, in 1994 compared to 1993. The increase in pooling participation increased premiums earned approximately $8,000,000. The reduction of the quota share reinsurance accounted for an additional $7,000,000 of the increase. The rest of the increase reflects the Company's share of an increase in direct premiums earned during 1994 by the pooled operations.

The Company has been working towards balancing its book of business to 50% commercial and 50% personal. 1994 showed progress toward this goal with commercial increasing from 38% in 1993 to 44% in 1994. 1995 projections indicate the mix will continue to move toward an even split. The Company believes that having a 50-50 mix will reduce the volatility of the Company's earnings stream.

[CHART]

     COMBINED RATIO (GAAP)
     Percent

120


115
     113.2%
              111.3%
110
                                 108.6%
                       105.3%              105.2%
105


100
      '90      '91       '92       '93       '94

              Milwaukee Insurance Group, Inc.  1994 Annual Report
16 -----------------------------------------------------------------------------

Losses and loss adjustment expense in 1994 increased by 12% over the 1993 period. This increase is less than the 16% increase in premiums earned. The loss ratio decreased from 76.3% in 1993 to 73.6% in 1994. Weather related losses added 3.6% and 3.0% to the loss ratio in 1993 and 1994 respectively. The improvement in the loss ratio is also the result of better underwriting results
in the commercial lines.   Management believes its reserves for losses and loss
adjustment expenses at December 31, 1994, are adequate to cover the ultimate cost of settling reported and unreported claims.

The Company's expense ratio improved 0.7% during 1994 from 32.3% in 1993 to 31.6% for 1994. This improvement reflects a non-recurring change in some of the benefits offered to employees which accounted for 0.8% improvement in the expense ratio. The Company expects that the changes outlined in the Overview section will have positive impacts on the expense ratio during 1995.

Net investment income before taxes decreased $1,388,000 or 15% to $8,044,000 for 1994, compared to $9,432,000 for 1993. The decrease was a result of the following events. Interest income on the receivable related to the pooling change was $18,000 during 1994, as compared to $1,944,000 during 1993. In
1993 the Company restructured its fixed maturity portfolio by investing in tax-exempt bonds. This change reduced investment income approximately $250,000; however, the positive tax impacts ($450,000) more than offset the decline in investment income resulting in a $200,000 increase to net income. The proceeds from the sale of Milwaukee Life generated additional investment income of approximately $500,000 during 1994. A rise in the average yield accounts for the remainder of the increase. It is anticipated that investment income for 1995 will exceed the 1994 level as the proceeds from the sale of Milwaukee Life, the commutation of the quota share reinsurance contract, and final settlement of the pooling change are invested for an entire year.

The Company recognized $400,000 of pre-tax capital gains in 1994, compared to $2,774,000 in 1993. The restructuring of the fixed maturity portfolio during 1993 caused the gains to be higher than those recognized in 1994.

The Company's effective tax rate for 1994 was 13.2% compared to 17.7% for 1993. The significant items impacting the reduction in the rate were: an increase in tax-exempt interest reduced the rate 10.9%, a reduction in state taxes reduced the rate 4.4%, and a reduction in the valuation reserve that occurred during 1993, and did not recur during 1994 increased the rate 11.6%. As of December 31, 1994, the Company recorded net deferred tax assets of $8,859,000. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A significant portion of any changes in the recoverability of the deferred tax assets would be reflected in the future tax expense of the Company.

[CHART]

     PREMIUMS EARNED
     $ In Thousands

120
                                         111,609


100
                                 96,126


 80

     72,879

 60
              59,502   55,993


 40

      '90      '91       '92       '93       '94


              Milwaukee Insurance Group, Inc.  1994 Annual Report
- ----------------------------------------------------------------------------- 17

1993 Compared with 1992

During 1993, the Company recorded income from continuing operations before extraordinary items and accounting changes of $2,940,000, or $0.80 per share, as compared to $3,077,000, or $1.00 per share for 1992. The per share comparisons are affected by the 19% more weighted average shares outstanding during 1993 as a result of the secondary stock offering that year.

The Company's GAAP combined ratio deteriorated from 105.3% during 1992 to 108.6% during 1993.

Premiums earned increased by $40,194,000 or 72%, in 1993 compared to 1992. The increase in pooling participation increased premiums earned approximately $21,000,000. The reduction of the quota share reinsurance accounted for $7,000,000 of the increase. The inclusion of Alpha increased premiums nearly $10,000,000. The balance reflects the Company's share of an increase in direct premiums earned during 1993 by the pooled operations.

Losses and loss adjustment expense in 1993 increased by 77% over 1992. This increase is greater than the 72% increase in premiums earned. The loss ratio increased from 74.2% in 1992 to 76.3% in 1993. Losses from wind and hail storms added 3.8% and 3.6% to the loss ratios for 1992 and 1993, respectively.

Net investment income before taxes increased 30% to $9,432,000 for 1993, compared to $7,262,000 for 1992. The majority of the increase is related to the interest earned on the balance due from Mutual as a result of the 1993 pooling change.

The Company recognized $2,774,000 of pre-tax capital gains in 1993 compared to $1,557,000 in 1992. The restructuring of the fixed maturity portfolio during 1993 caused the gains to be higher than those recognized in 1992.

The Company's effective tax rate for 1993 was 17.7% compared to 45.9% for 1992. The significant items impacting the reduction in the rate were: an increase in tax-exempt interest reduced the rate 9.6%, a reduction in the alternative minimum tax reduced the rate 9.2%, and a reduction in the valuation reserve that occurred during 1993, which did not occur during 1992 decreased the rate 11.6%.

Parent and Other

The parent holding company recorded a pre-tax gain of $361,000 in 1994, compared to a pre-tax loss of $367,000 in 1993. The majority of the increase in earnings was caused by the $733,000 fee, new in 1994, related to administration of the underwriting pool.

The parent holding company recorded a pre-tax loss of $44,000 in 1992. The primary cause for the $322,000 increase in the loss in 1993 is $339,000 of interest expense associated with the term loan for the purchase of Alpha.

              Milwaukee Insurance Group, Inc.  1994 Annual Report
18 -----------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Liquidity relates to the Company's ability to produce sufficient cash to fulfill contractual obligations, primarily to policyholders. Sources of liquidity include premiums, investment income and sales and maturities of investments. Additionally, the Company has secured a $5 million line of credit. At December 31, 1994 there was no outstanding balance on the line.

The funds of the Company are generally invested in securities with maturities intended to provide adequate funds to pay claims without forced sales of investments. The anticipated weighted average maturity of the fixed maturity portfolio approximates 4.6 years. The Company estimates that over 90% of all losses are paid within 4 years.

The Company does not anticipate any paydowns of the long term debt other than the scheduled monthly payments of principal. The Company has no material commitments for capital expenditures.

Over 99% of the Company's investments are comprised of fixed maturity, equity, or short-term securities which are believed to be readily marketable. Nearly 95% of these are rated "A" or better by independent rating agencies. The Company's investments generally have a longer maturity than the liabilities owed to policyholders. A portion of the portfolio is maintained at all times in short-term investments to reduce the likelihood that long-term investments would be required to be liquidated in an adverse interest rate environment.

As of December 31, 1994, the Company's weighted average yield to maturity on the fixed income portfolio was nearly 7.5%. Approximately 25% of the Company's investments are invested in securities with prepayment options. A substantial decline in interest rates may cause early receipt of principal, which may reduce future investment yields due to reinvestment of the funds at the lower market rates.

The volume of premiums that the property and casualty insurance subsidiaries may prudently write is based in part on the amount of their statutory net worth as determined in accordance with applicable insurance regulations. The statutory premium-to-surplus ratio for the Company was 2.3 in 1994 compared to 2.6 in 1993 and 2.2 in 1992.

Funds provided from operating activities amounted to $13,716,000 for 1994 compared to $12,900,000 for 1993 and $1,222,000 for 1992. The primary reason for the increases in 1993 and 1994 over 1992 was the termination of the quota share reinsurance contract and commutation of related losses. Additional cash was provided during 1994 from the proceeds related to the sale of the life insurance subsidiary ($20,429,000), during 1993 from the secondary offering of stock ($12,073,000), and during 1992 from the issuance of long term debt ($5,000,000). Additional cash was used during 1994 to purchase additional investments ($35,805,000) and to re-pay the long term debt ($4,558,000). Additional cash was used during 1993 to purchase investments ($14,363,000). Additional cash was used during 1992 to purchase Alpha ($4,877,000).

The Company does not have any unwaived debt covenant violations as of December 31, 1994.

              Milwaukee Insurance Group, Inc.  1994 Annual Report
- ----------------------------------------------------------------------------- 19

RATINGS AND REGULATION

Based on 1993 and prior results, Mutual, Guardian and Safeguard are rated "B++" (very good) by A.M. Best Company. Alpha has a Best rating of "A"(excellent).

The NAIC has established a set of financial "tests" denominated the Insurance Regulatory Information System ("IRIS") which are designed for the early detection of companies which may be developing performance or solvency problems. For the three years ended December 31, 1994, the Company's insurance subsidiaries only had one test that fell outside of the usual value ranges with respect to all IRIS tests.

The Company's insurance subsidiaries are subject to various regulatory restrictions which limit the maximum amount of dividends available to the Company without prior approval of insurance regulatory authorities. During 1995, $623,000 is available for distribution to the Company as long as the State of Wisconsin's surplus requirements are met.

The NAIC has adopted risk-based capital requirements for property and casualty insurance companies, effective for 1994 financial statement data. Compliance is determined by a ratio of the Company's regulatory total adjusted capital to its authorized control level RBC (as defined by the NAIC). Each of the Company's insurance subsidiaries' ratios of total adjusted capital to RBC at December 31, 1994 are well in excess of the level which would prompt regulatory action.

The NAIC has proposed a Model Investment Law that may affect the statutory carrying values of certain investments; however, the final outcome of that proposal is not certain, nor is it possible to predict what impact the proposal will have on the Company or whether the proposal will be adopted in the foreseeable future.

The Company's underwriting policies are designed to minimize exposure to product liability risks. Historically, the amounts of commercial coverage afforded by the Company generally render these products more suitable to mercantile and service entities and a limited number of small manufacturers, rather than the large manufacturers that have traditionally been the target of product liability exposure. Recently the Company has adjusted its policies to include larger manufacturers and it has developed a loss control facility to assist in underwriting these risks. The Company's commercial policies have always excluded liabilities arising out of environmental laws, and such exclusions were broadened in 1985 in response to evolving case law. The Company's ability to limit exposure to products liability, environmental, or any other risk of loss is subject to limitation or elimination at any time by legislation, regulation, or court decision.

INFLATION

Inflation is implicitly provided for in the reserving function through analysis of cost trends and reviews of historical reserving results. The Company does not discount loss reserves.

              Milwaukee Insurance Group, Inc.  1994 Annual Report
20 -----------------------------------------------------------------------------

ACCOUNTING CHANGES

During 1993, the Company adopted Statement of Financial Accounting Standards
(SFAS) 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires that the expected cost of retiree medical benefits be charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a cash basis. The initial liability was recognized as a one time charge to earnings during 1993 in the amount of $1,000,000 net of income taxes.

During 1993, the Company adopted SFAS 109, "Accounting for Income Taxes." SFAS 109 changed the manner of providing for deferred income tax expense by adopting the liability method. Under this method, deferred tax assets and liabilities are established for the future tax effects of temporary differences between the book and tax bases of assets and liabilities for financial and tax reporting purposes. This change resulted in a non-recurring credit to income of $1,194,000 in 1993. Changes in future tax rates will result in immediate adjustments to deferred taxes.

During 1993, the Company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits." The effect of the Company's adoption of this pronouncement on the financial statements was not material.

The Company has no material loans subject to the provisions of SFAS 114, "Accounting by Creditors for Impairment of a Loan."

Effective January 1, 1994, the Company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and classified its entire fixed maturity investment portfolio as "available-for-sale". The adoption of SFAS 115 increased shareholders' equity by approximately $3,173,000, after deferred income taxes, as of January 1, 1994, but had no impact on the Company's results of operations. Shareholders' equity decreased by $7,710,000, net of deferred income taxes, during 1994 as a result of a decline in the market value of the Company's investment portfolio.

The Company has no derivative financial instruments subject to the provisions of SFAS 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

              Milwaukee Insurance Group, Inc.  1994 Annual Report
- ----------------------------------------------------------------------------- 21

CONSOLIDATED BALANCE SHEETS

Assets as of December 31,                                  1994            1993
- --------------------------------------------------------------------------------
Investments:
  Fixed maturities, at market value in 1994
    (amortized cost $153,774,823) and lower of
    aggregate amortized cost or market value in
    1993 (market value $127,176,626)               $147,303,673    $121,974,480

  Equity securities, at market value (cost
    $9,516,293 and $9,244,213, respectively)          9,785,493      10,278,908

  Mortgage loan to related party, at unpaid
    principal balance                                 1,000,000              --

  Short-term investments, at amortized cost,
    which approximates market value (including
    cash equivalents of $6,411,589 and
    $12,709,492, respectively)                       10,301,980      12,709,492
                                                   ----------------------------
         Total investments                          168,391,146     144,962,880


Cash                                                    363,146         537,970

Accrued investment income                             2,396,291       1,958,330

Premiums receivable                                  19,280,850      22,765,708

Reinsurance receivable                               69,353,287      68,544,096

Prepaid reinsurance premiums                         25,651,562      25,133,169

Federal income taxes recoverable                        333,988              --

Net assets of discontinued operation                         --      21,176,869

Deferred policy acquisition costs                     9,539,578       8,026,854

Deferred income taxes                                 8,859,068       6,149,699

Property and equipment, at cost, net of
   accumulated depreciation of $791,238 and
   $653,331, respectively                            14,798,354          66,717

Other assets                                          1,582,979       1,719,196
                                                   ----------------------------
         Total assets                              $320,550,249    $301,041,488
                                                   ============================

             The accompanying notes are an integral part of these
                      consolidated financial statements.


              Milwaukee Insurance Group, Inc.  1994 Annual Report
22 -----------------------------------------------------------------------------


Liabilities and Shareholders' Equity as
  of December 31,                                           1994            1993
- --------------------------------------------------------------------------------
Liabilities:

  Insurance reserves:

    Losses and loss adjustment expenses             $158,009,038    $149,406,856

    Unearned premiums                                 67,282,650      62,140,987

  Payable to affiliates                                1,355,596       2,381,693

  Long-term debt                                      12,030,870       4,375,000

  Federal income taxes payable                                --         739,816

  Other liabilities                                   11,898,975      11,716,561
                                                    ------------    ------------
         Total liabilities                           250,577,129     230,760,913
                                                    ------------    ------------

Commitments and contingent liabilities (Note 14)

Shareholders' equity:

  Preferred stock, $.01 par value, authorized
    2,000,000 shares; none issued                             --              --

  Common stock, $.01 par value, authorized
    15,000,000 shares; issued and outstanding
    4,138,100 and 4,137,960 shares, respectively          41,381          41,380

  Additional paid-in capital                          30,099,879      30,098,375

  Unrealized gain (loss) on securities, net of
    deferred income taxes                             (3,815,197)        721,683

  Retained earnings                                   43,647,057      39,419,137
                                                    ------------    ------------
         Total shareholders' equity                   69,973,120      70,280,575
                                                    ------------    ------------

         Total liabilities and shareholders'
           equity                                   $320,550,249    $301,041,488
                                                    ============    ============

             The accompanying notes are an integral part of these
                      consolidated financial statements.


              Milwaukee Insurance Group, Inc.  1994 Annual Report
- ----------------------------------------------------------------------------- 23

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31,                    1994            1993            1992
- --------------------------------------------------------------------------------
Revenues:
  Premiums earned                  $111,609,133    $ 96,126,599     $55,932,844
  Investment income, net of
    investment expense                8,043,552       9,432,019       7,261,519
  Other income                        1,186,720              --              --
  Net realized capital gains            400,444       2,773,711       1,556,574
                                   --------------------------------------------
                                    121,239,849     108,332,329      64,750,937
                                   --------------------------------------------
Losses and expenses:
  Losses and loss adjustment
    expenses                         82,152,622      73,365,568      41,526,112
  Amortization of deferred policy
    acquisition costs                24,784,443      20,349,414      10,666,390
  Insurance and general expenses     11,626,034      11,043,813       6,866,983
                                   --------------------------------------------
                                    118,563,099     104,758,795      59,059,485
                                   --------------------------------------------
Income from continuing operations
  before income tax expense,
  extraordinary credit and
  cumulative effect of accounting
  changes                             2,676,750       3,573,534       5,691,452
Income tax expense                      352,301         633,147       2,614,093
                                   --------------------------------------------
Income from continuing operations
  before extraordinary credit and
  cumulative effect of accounting
  changes                             2,324,449       2,940,387       3,077,359
                                   --------------------------------------------
Discontinued operations:
  Income from operations, less
    applicable income taxes of
    $317,044, $157,583 and
    $167,422, respectively              930,135       1,129,291         702,142

  Gain on disposal of business,
    less applicable income taxes
    of $1,098,429                       973,336              --              --
                                   --------------------------------------------
                                      1,903,471       1,129,291         702,142
                                   --------------------------------------------
Income before extraordinary
  credit and cumulative effect of
  accounting changes                  4,227,920       4,069,678       3,779,501
Extraordinary credit-utilization
  of loss carryforwards                      --              --       1,884,849
Cumulative effect of accounting
  changes                                    --         193,996              --
                                   --------------------------------------------
Net income                         $  4,227,920    $  4,263,674     $ 5,664,350
                                   ============================================
Per share data:
  Income from continuing
    operations before
    extraordinary credit and
    cumulative effect of
    accounting changes                    $ .57           $.80            $1.00
  Discontinued operations                   .45             .31             .23
                                          -------------------------------------
  Income before extraordinary
    credit and cumulative effect
    of accounting changes                  1.02            1.11            1.23
  Extraordinary credit                       --              --             .61
  Cumulative effect of accounting
    changes                                  --             .05              --
                                          -------------------------------------
  Net income                              $1.02           $1.16           $1.84
                                          =====================================
Weighted average number of common
  shares outstanding                  4,137,980       3,670,895       3,079,386
                                    ============================================

             The accompanying notes are an integral part of these
                      consolidated financial statements.


              Milwaukee Insurance Group, Inc.  1994 Annual Report
24 -----------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year ended December 31,                                     1994            1993            1992
- ------------------------------------------------------------------------------------------------
Common shares outstanding:
    Beginning of year                                  4,137,960       3,094,945       3,075,148
    Issuance of common stock                                  --       1,000,000              --
    Stock options exercised                                  140          43,015          19,797
                                                     -------------------------------------------
    End of year                                        4,138,100       4,137,960       3,094,945
                                                     ===========================================
Common stock:
    Beginning of year                                $    41,380     $    30,949     $    30,752
    Issuance of common stock                                  --          10,000              --
    Stock options exercised                                    1             431             197
                                                     -------------------------------------------
    End of year                                           41,381          41,380          30,949
                                                     -------------------------------------------
Additional paid-in capital:
    Beginning of year                                 30,098,375      18,035,675      17,788,630
    Issuance of common stock                                  --      11,527,708              --
    Stock options exercised                                1,504         534,992         247,045
                                                     -------------------------------------------
    End of year                                       30,099,879      30,098,375      18,035,675
                                                     -------------------------------------------
Unrealized gain (loss) on securities, net of
  deferred income taxes:
    Beginning of year                                    721,683         401,856         362,973
    Unrealized gain on securities due to change
      in accounting for investments, net of
      deferred income taxes                            3,173,302              --              --
    Unrealized gain (loss) on securities, net of
      deferred income taxes                           (7,710,182)        319,827          38,883
                                                     -------------------------------------------
    End of year                                       (3,815,197)        721,683         401,856
                                                     -------------------------------------------
Retained earnings:
    Beginning of year                                 39,419,137      35,155,463      29,491,113
    Net income                                         4,227,920       4,263,674       5,664,350
                                                     -------------------------------------------
    End of year                                       43,647,057      39,419,137      35,155,463
                                                     -------------------------------------------
         Total shareholders' equity                  $69,973,120     $70,280,575     $53,623,943
                                                     ===========================================

             The accompanying notes are an integral part of these
                      consolidated financial statements.

              Milwaukee Insurance Group, Inc. 1994 Annual Report

- ------------------------------------------------------------------------------25

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,                                                  1994            1993            1992
- -------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                   $  4,227,920   $   4,263,674   $   5,664,350
    Adjustments to reconcile net income to net
      cash provided by (used for) operating activities:
        Cumulative effect of accounting changes                            --        (193,996)            --
        Net realized capital gains                                   (400,444)     (2,773,711)     (1,556,574)
        Depreciation and amortization                                  61,353         (80,700)             --
        Amortization of bond premium and discount                     242,190         120,547          17,061
        Discontinued operations                                    (1,903,471)     (1,129,291)       (702,142)
        Changes in assets and liabilities net of effects of
          acquired businesses:
            Insurance reserves                                     15,901,119      13,029,251      (1,590,872)
            Deferred policy acquisition costs                      (1,512,724)     (3,085,260)       (595,894)
            Payable to affiliates                                  (1,026,097)        510,601        (624,863)
            Accrued investment income                                (437,961)       (243,400)       (127,362)
            Federal income taxes                                   (2,172,233)        903,963          27,440
            Deferred income taxes                                      (9,605)     (3,575,965)       (829,855)
            Net assets of discontinued operation                           --         898,908         700,015
            Other assets and liabilities                              746,180       4,255,799         841,117
                                                                 --------------------------------------------
              Net cash provided by operating activities            13,716,227      12,900,420       1,222,421
                                                                 --------------------------------------------
Cash flows from investing activities:
    Proceeds from investments sold or matured                      26,646,166      52,415,375      38,049,151
    Net proceeds from sale of business                             20,428,907              --              --
    Purchases of investments                                      (62,451,499)    (66,777,488)    (39,446,432)
    Purchases of property and equipment, net                         (256,253)          5,505              --
    Purchases of subsidiaries                                              --        (475,603)     (6,020,000)
    Cash acquired with acquisitions                                        --          43,693       1,142,970
                                                                 --------------------------------------------
      Net cash used for investing activities                      (15,632,679)    (14,788,518)     (6,274,311)
                                                                 --------------------------------------------
Cash flows from financing activities:
      Payments on long-term debt                                   (4,557,780)       (625,000)             --
      Proceeds from long-term debt                                         --              --       5,000,000
      Proceeds from issuance of common stock                            1,505      12,073,131         247,242
                                                                 --------------------------------------------
        Net cash provided by (used for) financing activities       (4,556,275)     11,448,131       5,247,242
                                                                 --------------------------------------------
        Net increase (decrease) in cash and cash equivalents       (6,472,727)      9,560,033         195,352
Cash and cash equivalents at beginning of year                     13,247,462       3,687,429       3,492,077
                                                                 --------------------------------------------
Cash and cash equivalents at end of year                         $  6,774,735    $ 13,247,462    $  3,687,429
                                                                 ============================================

             The accompanying notes are an integral part of these
                      consolidated financial statements.

              Milwaukee Insurance Group, Inc. 1994 Annual Report

26-----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Summary of Significant Accounting Policies
       ------------------------------------------

Principles of Consolidation and Basis of Presentation

Milwaukee Insurance Group, Inc. ("Company") was organized in 1985 and is a 49% owned subsidiary of Milwaukee Mutual Insurance Company ("Mutual"). The Company is a holding company engaged through its wholly-owned subsidiaries in the business of property and casualty insurance. The consolidated financial statements have been prepared on the basis of generally accepted accounting principles, and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated.

Premiums

Premiums are recognized as revenue ratably over the terms of the respective policies. Reserves for unearned premiums are established for the portion of premiums applicable to the unexpired term of policies in force. Net written premiums were $116,232,403, $107,639,991 and $58,953,304 for the years ended
December 31, 1994, 1993 and 1992, respectively.

Deferred Policy Acquisition Costs

Policy acquisition costs, principally commissions, premium taxes and certain variable underwriting and policy issuance expenses, have been deferred. Such costs are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and expenses and certain other costs expected to be incurred as the premium is earned.

Reserves for Losses and Loss Adjustment Expenses

Reserves for losses and loss adjustment expenses include amounts determined on the basis of claims evaluations and other estimates for reported losses, an estimate of losses incurred but not reported, and amounts estimated to be recoverable as salvage or subrogation. The method for making such estimates and establishing the liability is continually reviewed and updated, and any adjustments resulting therefrom are reflected currently in operating results. The ultimate settlement of certain lines of insurance may not occur until several years after policy issuance.

Investments

As of January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires classification of marketable equity securities and all fixed maturities into one of the following categories: trading, available-for-sale, or held-to-maturity. Under the trading and available-for-sale categories, these investments are carried at market value with unrealized gains (losses) recognized directly in income and shareholders' equity (net of deferred income tax effects), respectively. Investments in the held-to-maturity category are carried at amortized cost. The Company has classified all of its


              Milwaukee Insurance Group, Inc. 1994 Annual Report
- --------------------------------------------------------------------------- 27
equity and fixed maturity investments as available-for-sale. The fixed maturity investments are classified as available-for-sale because the Company may sell them prior to maturity in response to such items as changes in market interest rates, liquidity needs or tax planning objectives. Market value is based upon quoted market prices, where available, or on values obtained from independent pricing services. The adoption of SFAS 115 increased shareholders' equity by $3,173,302, after deferred income taxes, as of January 1, 1994, but had no impact on the Company's results of operations.

Prior to the adoption of SFAS 115, fixed maturity investments that the Company might have sold prior to maturity in response to such items as changes in market interest rates, liquidity needs or tax planning objectives were carried at the lower of aggregate amortized cost or market value. Any aggregate unrealized loss was charged directly to shareholders' equity, net of applicable deferred income taxes. Equity securities were carried at market value, based upon quoted market prices. Redeemable preferred stocks were carried at cost.

The mortgage loan is carried at the unpaid principal balance. Short-term investments are carried at amortized cost, which approximates market value. Realized gains and losses on disposition of investments are determined on a specific identification basis and are credited or charged to income. Unrealized gains and losses resulting from changes in the valuation of securities are credited or charged to shareholders' equity, net of deferred income taxes.

Fixed maturities with a carrying value of $5,909,848 and $5,304,483 as of December 31, 1994 and 1993, respectively, were on deposit with various regulatory authorities as required by law.

Investments owned by the Company with a carrying value of $19,570,488 and $27,361,313 as of December 31, 1994 and 1993, respectively, were loaned to qualified borrowers in exchange for a portion of the fee earned by the investment custodian. Under the terms of the securities lending agreement, each loan is secured by the custodian with collateral having value in excess of the loan. The custodian indemnifies the Company against any loss arising from the custodian's negligence.

Property and Equipment

Property and equipment, which consists primarily of the home office building, data processing equipment and office furniture, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets; 31-1/2 years for the home office building and 3-10 years for data processing equipment and office furniture.

Reinsurance

The Company assumes and cedes reinsurance. The reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Prepaid insurance premiums and reinsurance receivables are reported as assets and represent ceded unearned premiums and reinsurance recoverable on both paid and unpaid losses, respectively. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies.


              Milwaukee Insurance Group, Inc. 1994 Annual Report
28 -----------------------------------------------------------------------------

Income Taxes

The Company files a consolidated Federal income tax return with all of its subsidiaries. The Internal Revenue Service has completed tax audits for all years through 1991. Management believes that any tax liability which may arise for subsequent years will not have a materially adverse effect on the financial position or results of operations of the Company.

Effective with the adoption of SFAS 109, "Accounting for Income Taxes" as of January 1, 1993, deferred income taxes are provided for differences between the bases of assets and liabilities for financial and tax reporting purposes. In prior years, deferred taxes were provided for timing differences in recognizing income and expenses for financial and tax reporting purposes.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less. Federal and state income tax payments of $1,162,691, $3,144,986 and $2,019,000 were made in 1994, 1993 and 1992, respectively. Interest payments of $447,591, $339,391 and $44,159 were made in 1994, 1993 and 1992, respectively.

In 1992, the Company acquired the net assets of a property and casualty insurance company (see Note 3). In conjunction with the acquisition, liabilities were assumed as follows:


       Fair value of assets acquired, adjusted
        for negative goodwill                        $15,381,287
       Cash paid                                       6,102,500
                                                     -----------
       Liabilities assumed                           $ 9,278,787
                                                     ===========

Reclassification

Certain prior year amounts have been reclassified to conform to the 1994 presentation.


              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ------------------------------------------------------------------------------29

NOTE 2 SALE OF BUSINESS
       ----------------


On July 1, 1994, the Company sold its life insurance subsidiary, Milwaukee
Life Insurance Company ("Life"), to an unrelated party for $20.5 million in cash. Immediately prior to the sale, the Company received a $3.4 million property dividend from Life, consisting of the home office building, net of a mortgage loan on the real estate, and a mortgage loan receivable from Mutual. As a result of the sale, the Company recorded a gain, net of income taxes, of $973,336 and recorded an unrealized gain on securities, net of deferred income taxes, of $1,058,300. Life had revenues of $4,356,545, $8,503,161, and
$8,870,347 for the period ending June 30, 1994 and the years ended December 31, 1993 and 1992, respectively. The results of operations of Life for all periods, including the cumulative effect of accounting changes, have been classified as discontinued operations.

The net assets of Life have been reclassified in the Company's consolidated balance sheet as net assets of discontinued operation. In addition, the Notes to Consolidated Financial Statements have been restated to eliminate Life amounts. The net assets of discontinued operation as of December 31, 1993 are as follows:


     Assets:
        Fixed maturities                          $35,769,787
        Mortgage loan to related party              1,000,000
        Policy loans                                2,448,850
        Short-term investments                        589,639
                                                  -----------
                Total invested assets              39,808,276
        Accrued investment income                     598,205
        Deferred policy acquisition costs           8,209,431
        Reinsurance receivable                      1,036,418
        Property and equipment                      9,698,972
        Other assets                                  579,574
                                                  -----------
                Total assets                       59,930,876
                                                  -----------
     Liabilities:
        Future policy benefits                     27,591,847
        Other policyholder funds                    1,389,506
        Payable to affiliates                         146,477
        Long-term debt                              7,350,000
        Federal income taxes payable                   56,042
        Deferred income taxes                         895,928
        Other liabilities                           1,324,207
                                                  -----------
                Total liabilities                  38,754,007
                                                  -----------
     Net assets of discontinued operation         $21,176,869
                                                  ===========

              Milwaukee Insurance Group, Inc. 1994 Annual Report
30 --------------------------------------------------------------------------

NOTE 3 ACQUISITION
       -----------

As of December 31, 1992, the Company acquired all of the outstanding common stock of Alpha Property & Casualty Insurance Company ("Alpha") and USA Insurance Services, Inc. ("USA"). Alpha is engaged in the business of property and casualty insurance, including motorcycle business. USA acts as an insurance broker. The acquisition was accounted for utilizing the purchase method of accounting; accordingly, the results of their operations have been included with those of the Company beginning in 1993.

The following represents the unaudited proforma results of operations as if the acquisitions occurred as of January 1, 1992. This data does not purport to be indicative of what would have occurred had the acquisitions been made as of that date or of the results which may occur in the future.

               Revenues*                             $83,436,000
               Income before extraordinary item        4,114,000
               Net income**                            5,998,000
               Net income per share**                       1.95

              *Includes net capital gains of $2,298,000.
             **Includes extraordinary credit of $1,885,000, or $.61 per share.

NOTE 4 INVESTMENTS
       -----------

The components of net investment income for the last three years are as follows:


Year Ended December 31,                  1994            1993           1992
- ----------------------------------------------------------------------------
Interest on fixed maturities       $8,435,797     $ 7,892,065     $7,792,478

Dividends on equity securities        196,135         309,908         23,908

Interest on mortgage loan              60,000              --             --

Interest on short-term investments    310,666         168,530        107,249

Interest on balance with affiliate     17,930       1,944,195             --
                                   -----------------------------------------
Gross investment income             9,020,528      10,314,698      7,923,635

Investment expenses                   976,976         882,679        662,116
                                   -----------------------------------------
Net investment income              $8,043,552     $ 9,432,019     $7,261,519
                                   =========================================

              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ---------------------------------------------------------------------------- 31

A summary of investment purchases, sales, and maturities for the last three years are as follows:


Year Ended December 31,                    1994            1993            1992
- -------------------------------------------------------------------------------
Purchases:
    Fixed maturities                $53,945,195     $63,724,269     $37,792,996
    Equity securities                 4,615,914       3,053,219       1,653,436
    Short-term investments            3,890,390              --              --
                                    -------------------------------------------
          Total purchases           $62,451,499     $66,777,488     $39,446,432
                                    ===========================================
Sales and maturities:
    Fixed maturities-sales          $14,838,383     $16,750,540     $28,314,729
    Fixed maturities-maturities       8,214,635      33,815,033       8,047,606
    Equity securities                 3,593,148       1,849,802       1,686,816
                                    -------------------------------------------
          Total sales               $26,646,166     $52,415,375     $38,049,151
                                    ===========================================

The amortized cost and estimated market value of the Company's fixed maturity and equity investments as of December 31, 1994 and 1993 follow:

                                                                     Gross             Gross         Estimated
                                              Amortized         Unrealized        Unrealized            Market
1994                                               Cost              Gains            Losses             Value
- --------------------------------------------------------------------------------------------------------------
Fixed maturities:
U.S. Government and government
   agencies and authorities                $ 23,305,219         $   67,168        $  829,346      $ 22,543,041
States, municipalities & political
   subdivisions                              37,586,494              3,000         2,519,584        35,069,910
Public utilities                              1,543,746             17,574                --         1,561,320
All other corporate bonds                    38,948,153            180,987         1,304,111        37,825,029
Mortgage-backed securities                   47,523,189            193,412         2,175,903        45,540,698
Redeemable preferred  stocks                  4,868,022              2,469           106,816         4,763,675
                                           -------------------------------------------------------------------
         Total fixed maturities             153,774,823            464,610         6,935,760       147,303,673
Equity securities                             9,516,293          1,327,241         1,058,041         9,785,493
                                           -------------------------------------------------------------------
         Totals                            $163,291,116         $1,791,851        $7,993,801      $157,089,166
                                           ===================================================================


              Milwaukee Insurance Group, Inc. 1994 Annual Report
32 -----------------------------------------------------------------------------

                                                                                      Gross          Gross        Estimated
                                                                   Amortized     Unrealized     Unrealized           Market
1993                                                                    Cost          Gains         Losses            Value
- ---------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
U.S. Government and government agencies and authorities         $ 23,922,724     $1,758,818       $ 69,094     $ 25,612,448
States, municipalities & political subdivisions                   34,005,867        671,149         39,301       34,637,715
Public utilities                                                   2,607,567        242,552          2,793        2,847,326
All other corporate bonds                                         27,416,896      1,639,963        144,125       28,912,734
Mortgage-backed securities                                        30,809,965      1,226,900        107,163       31,929,702
Redeemable preferred stocks                                        3,211,461         36,691         11,451        3,236,701
                                                                -----------------------------------------------------------
  Total fixed maturities                                         121,974,480      5,576,073        373,927      127,176,626
Equity securities                                                  9,244,213      1,244,490        209,795       10,278,908
                                                                -----------------------------------------------------------
  Totals                                                        $131,218,693     $6,820,563       $583,722     $137,455,534
                                                                ===========================================================

A summary of realized capital gains (losses) for the last three years follows:

Year ended December 31,                           1994           1993           1992
- ------------------------------------------------------------------------------------
Realized investment gains (losses):
  Fixed maturities:
    Gross gains                              $ 414,271     $2,209,656     $1,168,193
    Gross losses                              (254,196)       (13,572)       (31,623)
  Equity securities:
    Gross gains                                604,690        666,469        494,308
    Gross losses                              (363,041)       (88,842)       (74,304)
  Short-term investments:
    Gross gains                                     --             --             --
    Gross losses                                (1,280)            --             --
                                             ---------------------------------------
                                             $ 400,444     $2,773,711     $1,556,574
                                             =======================================


              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ----------------------------------------------------------------------------- 33

The amortized cost and estimated market value of fixed maturity investments as of December 31, 1994 are shown by contractual maturity below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Estimated
                                                    Amortized           Market
                                                         Cost            Value
- ------------------------------------------------------------------------------
Due within one year                              $    700,609     $    702,156
Due after one year through five years              56,874,095       55,271,160
Due after five years through ten years             35,349,211       33,311,439
Due after ten years                                 8,459,697        7,714,545
Mortgage-backed securities                         47,523,189       45,540,698
Redeemable preferred stocks                         4,868,022        4,763,675
                                                 -----------------------------
Totals                                           $153,774,823     $147,303,673
                                                 =============================


NOTE 5 Fair Value of Financial Insrtuments
       -----------------------------------

Fair value estimates are made at a specific point in time, based on available market information and judgements about the financial instrument, such as estimates of the timing and amount of expected future cash flows. Considerable judgement is required to develop the estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange. Fair value is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.


The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments for which it is practicable to estimate that value:


CASH AND SHORT-TERM INVESTMENTS - The carrying amount is a reasonable estimate of fair value because of the short maturity of these instruments.


INVESTMENTS IN FIXED MATURITIES AND EQUITY SECURITIES - Fair value is based upon quoted market prices, where available, or on values obtained from independent pricing services.



              Milwaukee Insurance Group, Inc. 1994 Annual Report
34 -----------------------------------------------------------------------------

MORTGAGE LOAN TO RELATED PARTY - Fair value has been estimated using the expected cash flows of the loan discounted at market interest rates.

ACCRUED INVESTMENT INCOME - The carrying amount is a reasonable estimate of the instrument's fair value.

LONG-TERM DEBT - For long-term debt as of December 31, 1994, fair value is estimated by discounting the future cash flows using current rates estimated to be available to the Company for debt of similar terms and remaining maturities. The fair value of the variable rate term loan, with regular rate adjustments, approximated book value at December 31, 1993.

The estimated fair values of the Company's financial instruments as of December 31, 1994 and 1993 are as follows:

                                                       Carrying           Fair
1994                                                     Amount          Value
- ------------------------------------------------------------------------------
Financial assets:
    Cash and short-term investments                $ 10,665,126   $ 10,665,126
    Investments in fixed maturities                 147,303,673    147,303,673
    Investments in equity securities                  9,785,493      9,785,493
    Mortgage loan to related party                    1,000,000      1,002,418
    Accrued investment income                         2,396,291      2,396,291

Financial liabilities:
    Long-term debt                                   12,030,870     11,497,907



                                                       Carrying           Fair
1993                                                     Amount          Value
- ------------------------------------------------------------------------------
Financial assets:
    Cash and short-term investments                $ 13,247,462   $ 13,247,462
    Investments in fixed maturities                 121,974,480    127,176,626
    Investments in equity securities                 10,278,908     10,278,908
    Accrued investment income                         1,958,330      1,958,330

Financial liabilities:
    Long-term debt                                    4,375,000      4,375,000



              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ---------------------------------------------------------------------------- 35

NOTE 6 RELATED PARTY TRANSACTIONS
       --------------------------

The Company's property and casualty subsidiaries, other than Alpha, and Mutual are parties to a reinsurance pooling agreement. Under the terms of the pooling agreement, all premiums, losses, loss adjustment expenses and other underwriting expenses (after deducting all other reinsurance) are prorated among the parties on the basis of their agreed percentage participations in the pool.

As of April 1, 1993, the Company's participation in the pool was changed from 40% to 60%. The increase in participation caused Mutual to pay $35,505,000 to the property and casualty subsidiaries, which equaled the additional liabilities assumed less a ceding commission of $3,276,000. The ceding commission was deferred and amortized as premiums were earned. The transfer of assets took place over the course of 1993, with final cash settlement in 1994. A balance of $1,952,398 was receivable from Mutual as of December 31, 1993, and was included in short-term investments on the balance sheet. Mutual paid the property and casualty subsidiaries interest of $17,930 and $1,944,195 in 1994 and 1993, respectively, which represented interest at 7.25% on outstanding balances.

The following amounts represent reinsurance transactions for the Company's property and casualty subsidiaries under the pooling agreement:


Year ended December 31,                      1994            1993           1992
- --------------------------------------------------------------------------------
Ceded:
Premiums written                    $  92,137,765     $97,003,581    $95,974,859
Premiums earned                        91,388,125      96,319,754     94,788,663
Unearned premiums                      25,644,611      24,894,971     24,211,145
Reserves for losses and loss
 adjustment expenses                   68,374,559      66,906,308     69,687,466

Assumed:
Premiums written                     $104,972,334     $98,149,820    $58,953,304
Premiums earned                       100,580,530      86,574,678     55,932,844
Unearned premiums                      38,635,132      34,243,328     21,786,594
Reserves for losses and loss
 adjustment expenses                   83,495,754      76,311,128     47,306,016


As of January 1, 1994, the Company became the pool administrator. In exchange for certain administrative services, the Company receives a fee from Mutual equal to one percent of Mutual's direct written premiums. Income from this fee amounted to $733,381 during 1994 and is included in other income.

The Company's mortgage loan investment relates to a second mortgage on a real estate project in which Mutual is the debtor. The loan bears interest at 12% and is due June 1, 1995.




              Milwaukee Insurance Group, Inc. 1994 Annual Report
36 -----------------------------------------------------------------------------

The Company receives annual rental income of $518,000 from Mutual for their use of the home office building under the terms of a lease agreement expiring in 2004, with six 6-year renewal options. Prior to the dividend of the building to the Company described in Note 2, the rental income was received by Life.

As of December 31, 1993, the Company purchased the net assets of Milwaukee Teleservice of Minnesota, Inc. (MTS) from Mutual and the net assets of Milwaukee Teleservice Corporation (MTC) from a subsidiary of Mutual for $475,603; their aggregate net book value. Also as of December 31, 1993, MTS and MTC were merged into the Company.

An officer of the Company holds options to acquire from Mutual 150,000 shares of the Company's outstanding common stock for $7.25 per share. The options vest at an annual rate of 20% beginning in 1998 and are exercisable through 2006; however, the options immediately vest upon the death, retirement or permanent disability of the officer or upon change in ownership of the Company.

NOTE 7 Reinsurance
       -----------
The Company limits the maximum net loss which can arise from large risks or risks in concentrated areas of exposure by reinsuring the business with other insurers. Reinsurance for property and casualty losses is currently maintained under a per risk agreement affording the pool recovery of property and casualty losses up to limits of $5,000,000 and $10,000,000, respectively, after deducting the pool's retention of $150,000 and $250,000, respectively. In addition, the pool has catastrophic loss reinsurance which provides for recovery on losses from any single event in excess of a retention of $2,200,000 and 5% of each loss occurrence above that amount, up to a limit of $25,000,000.

The following represents the Company's share of amounts ceded under all third party reinsurance agreements:

Year ended December 31,                                   1994           1993           1992
- --------------------------------------------------------------------------------------------
Premiums written                                   $ 5,289,661    $15,584,784    $12,840,000
Premiums earned                                      8,306,993     15,451,000     14,436,000
Unearned premiums                                       74,447      3,064,552      1,809,000
Reserves for losses and loss adjustment expenses    10,699,332     16,151,000     11,532,000

Substantially all of the reinsurance activity is with a single reinsurer. During 1993 and 1992, 7.5% and 15%, respectively, of pooled premiums were ceded under a quota share reinsurance agreement. During 1993, the Company commuted a portion of this agreement. During 1994, the remainder of this agreement was commuted. The effect of these commutations was to increase assets and liabilities by $4,375,317 and $2,654,357 during 1994 and 1993, respectively.

              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ------------------------------------------------------------------------------37

NOTE 8 Reserves for Losses and Loss Adjustment Expenses
       ------------------------------------------------

The following table sets forth the activity in the reserves for losses and loss adjustment expenses for the years shown.

Year ended December 31, (In thousands)                                     1994        1993        1992
- -------------------------------------------------------------------------------------------------------
Reserves for losses and loss adjustment expenses, beginning of year    $149,407    $122,507    $123,104
Less reinsurance receivable                                              68,544      71,368      71,187
                                                                       --------------------------------
Reserves for losses and loss adjustment expenses,
   net of reinsurance, beginning of year                                 80,863      51,139      51,917
                                                                       --------------------------------
Incurred losses and loss adjustment expenses:
    Provision for losses of the current period                           81,058      72,119      42,504
    Increase (decrease) in provision for losses of prior periods          1,095       1,247        (978)
                                                                       --------------------------------
        Total incurred losses and loss adjustment expenses               82,153      73,366      41,526
                                                                       --------------------------------
Payments:
    Losses and loss adjustment expenses attributable
      to losses of the current period                                    42,800      36,095      22,872
    Losses and loss adjustment expenses attributable
      to losses of prior periods                                         31,560       7,547      23,265
                                                                       --------------------------------
        Total payments                                                   74,360      43,642      46,137
                                                                       --------------------------------
Reserves prior to acquisition of Alpha                                   88,656      80,863      47,306
Acquisition of Alpha                                                         --          --       3,833
                                                                       --------------------------------
Reserves for losses and loss adjustment expenses,
  net of reinsurance, end of year                                        88,656      80,863      51,139
Reinsurance receivable                                                   69,353      68,544      71,368
                                                                       --------------------------------
Reserves for losses and loss adjustment expenses, end of year          $158,009    $149,407    $122,507
                                                                       ================================

Changes are made to the provision for losses of prior periods as payments are made and more information becomes known about the severity of still unpaid claims. No additional premiums or return premiums have been accrued as a result of the prior year effects.

              Milwaukee Insurance Group, Inc. 1994 Annual Report
38------------------------------------------------------------------------------

NOTE 9  LONG-TERM DEBT
        --------------


Long-term debt as of December 31, 1994 and 1993 consists of the following:


                                                                                     1994                 1993
- --------------------------------------------------------------------------------------------------------------
Mortgage note, collateralized by the home office building and guaranteed by Mutual, payable in monthly installments of
   $84,399, including interest at 8.125%, due January 1, 2005                $  6,955,870           $       --

Obligation under capital lease, payable in monthly installments of $119,826, plus interest at the adjusted eurodollar rate, as
   defined (8.5% at December 31, 1994)                                          5,075,000                   --

Variable rate term loan paid in full during 1994                                       --            4,375,000
                                                                              --------------------------------
                                                                              $12,030,870           $4,375,000
                                                                              ================================

The aggregate scheduled maturities of long-term debt in subsequent years are as follows:


                  1995                        $ 1,902,587
                  1996                          1,941,780
                  1997                          2,745,543
                  1998                            592,450
                  1999                            642,420
                  Thereafter                    4,206,090
                                              -----------
                  Total                       $12,030,870
                                              ===========

The Company incurred interest expense of $574,414, $339,391 and $44,159 for the years ended December 31, 1994, 1993 and 1992, respectively.

NOTE 10  EMPLOYEE BENEFITS
         -----------------

The Company maintains a defined contribution 401(k) plan which covers substantially all employees. The Company makes employer contributions, consisting of a percentage of annual compensation and profits, each as defined. For the years ended December 1994, 1993 and 1992, the Company expensed $455,000, $444,000 and $196,000, respectively.




              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ----------------------------------------------------------------------------- 39

The Company has granted various supplemental retirement benefits to certain employees, for which the expense was $325,000, $33,000 and $384,000 for the years ended December 31, 1994, 1993 and 1992, respectively. As of December 31, 1994 and 1993, the present value of these unfunded benefits included in other liabilities was $2,007,000 and $1,760,000, respectively.

In addition, the Company provides certain postretirement benefits for retired employees. Substantially all employees become eligible for these benefits upon retirement. The benefits provided consist primarily of medical benefits, including medical and prescription drugs, for eligible retirees. The plan is contributory with retiree contributions adjusted annually, and contains other cost sharing features such as deductibles and coinsurance. The plan is unfunded.

The Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" during 1993. This Statement requires that the expected cost of retiree medical benefits be charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a cash basis. The effect of adopting the pronouncement increased the Company's 1993 net periodic postretirement benefit cost by $999,885, net of deferred income taxes of $475,181. In addition, the Company will amortize $421,017 over a period of 16 years for the prior service cost related to the acquisition of Alpha and the inclusion of Alpha employees in the Company's postretirement plan.

The following table sets forth the components of the total accrued postretirement benefit cost before allocation as of December 31, 1994 and 1993, respectively:


                                                           1994            1993
- -------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                        $ 2,248,000     $ 2,383,000
    Fully eligible active plan participants           3,549,000       3,819,000
    Other active plan participants                    3,551,000       5,275,000
                                                    ---------------------------
Accumulated postretirement benefit obligation
  in excess of plan assets                            9,348,000      11,477,000
Unrecognized prior service cost                        (368,000)       (395,000)
Unrecognized net gain (loss)                          1,950,000      (1,405,000)
                                                    ---------------------------
Accrued postretirement benefit cost                 $10,930,000     $ 9,677,000
                                                    ===========================

The Company's allocated portion of the accrued postretirement benefit cost was $2,733,000 and $2,917,000 as of December 31, 1994 and 1993, respectively.



              Milwaukee Insurance Group, Inc. 1994 Annual Report
40 -----------------------------------------------------------------------------

The components of the Company's net periodic postretirement benefit cost are as follows:

Year ended December 31,                                    1994            1993
- -------------------------------------------------------------------------------
Service cost                                         $  561,000        $438,000

Interest cost                                           495,000         470,000

Net amortization amounts                                 38,000              --
                                                     --------------------------

Net periodic postretirement benefit cost             $1,094,000        $908,000
                                                     ==========================

The discount rate used in determining the liability was 8.00% and 7.00% as of December 31, 1994 and 1993, respectively. For measurement purposes, an annual rate of increase in the per capita cost of health care benefits of up to 13.2% was assumed through 1994; the rate is assumed to decrease gradually to a minimum of 7.2% in 2011, and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the total unallocated accumulated postretirement benefit obligation as of December 31, 1994 by $1,713,000 and the aggregate of the Company's service and interest cost components of the net periodic postretirement benefit cost for the year ended December 31, 1994 by $291,000.

N O T E 11  Income Taxes
            ------------

The components of income tax expense (benefit) are as follows:

Year ended December 31,                     1994            1993           1992
- -------------------------------------------------------------------------------
Current                                 $361,906     $ 2,241,731     $1,281,709

Deferred                                  (9,605)     (1,608,584)     1,332,384
                                        ---------------------------------------

                                        $352,301     $   633,147     $2,614,093
                                        =======================================

As of January 1, 1993, the provisions of SFAS 109, "Accounting for Income Taxes," were adopted. The cumulative effect of this accounting change, a one-time increase in earnings of $1,193,881 (net of a valuation reserve of $415,045), has been reflected in the 1993 financial statements. Prior year financial information has not been restated to reflect the provisions of this statement.


              Milwaukee Insurance Group, Inc.  1994 Annual Report
- ---------------------------------------------------------------------------- 41

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below:

                                                           1994            1993
- -------------------------------------------------------------------------------
Deferred tax assets:
     Loss and loss adjustment expense reserves      $ 5,315,833     $ 5,144,414

     Unearned premium reserves                        3,349,133       2,582,926

     Postretirement benefits                          1,076,454         907,096

     Accrued retirement liabilities                     831,938       1,224,678

     Unrealized depreciation of investments           2,317,625              --

     Other                                               88,558         276,114
                                                    ---------------------------

          Total gross deferred tax assets            12,979,541      10,135,228
                                                    ---------------------------

Deferred tax liabilities:
     Deferred acquisition costs                      (3,722,774)     (3,300,499)

     Unrealized appreciation of investments                  --        (382,086)

     Other                                             (397,699)       (302,944)
                                                    ---------------------------

          Total gross deferred tax liabilities       (4,120,473)     (3,985,529)
                                                    ---------------------------

Net deferred tax assets                             $ 8,859,068     $ 6,149,699
                                                    ===========================

There was no valuation allowance for deferred income tax assets as of December 31, 1994 and 1993. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers primarily the scheduled reversal of deferred tax liabilities, carryback provisions and tax planning strategies in making this assessment and believes it is more likely than not that the Company will realize the benefits of these deductible differences as of December 31, 1994.


              Milwaukee Insurance Group, Inc.  1994 Annual Report
42 ----------------------------------------------------------------------------

The actual income tax expense (benefit) differed from the expected tax computed by applying the United States Federal corporate tax rate to income from continuing operations before income tax expense, extraordinary credit and cumulative effect of accounting changes as follows:

                                                                      1994                    1993                   1992
Year ended December 31,                                       Amount          %        Amount         %        Amount         %
- -------------------------------------------------------------------------------------------------------------------------------
Computed "expected" tax  expense                           $ 910,095       34.0%   $1,215,001      34.0%   $1,935,093      34.0%
State income tax, net of  Federal tax benefit                 44,684        1.7       218,686       6.1       174,650       3.1
Book alternative minimum tax                                      --         --            --        --       526,626       9.2
Tax exempt interest net of proration                        (548,075)     (20.5)     (343,529)     (9.6)           --        --
IRS settlement (1986-1991)                                        --         --        60,916       1.7            --        --
Valuation reserve reduction                                       --         --      (415,045)    (11.6)           --        --
Dividends received deduction                                 (69,416)      (2.6)      (62,354)     (1.7)           --        --
Other, net                                                    15,013        0.6       (40,528)     (1.2)      (22,276)     (0.4)
                                                           --------------------------------------------------------------------
Income tax expense and effective  rate                     $ 352,301       13.2%   $  633,147      17.7%   $2,614,093      45.9%
                                                           ====================================================================


A summary of timing differences under the income tax accounting rules used for the year ended December 31, 1992 and their related tax effects follows:


      Deferred policy acquisition costs        $  476,012
      Tax revenue offset                         (908,331)
      Timing differences on property and
       casualty net loss reserves               1,989,724
      Pensions                                   (225,368)
      Other, net                                      347
                                               ----------
      Total deferred income tax provision      $1,332,384
                                               ==========



              Milwaukee Insurance Group, Inc.  1994 Annual Report
- ----------------------------------------------------------------------------- 43

NOTE 12  Shareholders' Equity
         --------------------

The preferred stock may be issued in one or more series providing for such dividend rates, voting, liquidation, redemption, and conversion rights and such other terms and conditions as the Board of Directors may determine without further approval by holders of common stock.

On June 11, 1993, 1,000,000 shares of common stock were sold to the public. The Company received $11,537,708, net of underwriting discount and expenses from the sale of stock. The secondary stock offering reduced Mutual's ownership of the Company from 65% to 49%.

The Company's insurance subsidiaries are subject to various regulatory restrictions which limit the maximum amount of dividends available to the Company without prior approval of insurance regulatory authorities. During 1995, $622,915 is available for distribution to the Company without prior approval as long as the State of Wisconsin's surplus requirements are met. See
Note 14 for a further dividend restriction.

The following selected information for the Company's insurance subsidiaries is determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities of the State of Wisconsin:


Year ended December 31,                    1994            1993            1992
- -------------------------------------------------------------------------------
Statutory capital and surplus       $50,675,039     $41,876,678     $30,803,552
Statutory net income (loss)          (1,029,920)     (1,563,700)      4,292,840

At December 31, 1994, the Company's insurance subsidiaries' combined statutory capital and surplus exceeded the state of Wisconsin's minimum surplus requirements by $27,622,423 in the aggregate.

NOTE 13  Stock Options
         -------------

On March 28, 1994, the Board of Directors of the Company approved establishment of the Milwaukee Insurance Group, Inc. 1994 Incentive Stock Plan (1994 Plan), which authorized the granting of stock options (either incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code or nonqualified stock options), restricted stock, performance shares and performance units and cash appreciation rights to employees. In addition, the 1994 Plan authorized the granting, on May 19, 1994, of stock options to purchase 5,000 shares of the Company's common stock to all non-employee directors of record on that date, and the subsequent automatic granting of stock options to purchase 5,000 shares of the Company's common stock to all new non-employee directors. A total of 300,000 shares of the Company's common stock are available for the granting of awards, of which up to 50,000 shares may be granted as restricted stock. Options granted may be exercised over a term not to exceed ten years, and carry an option price of not less than the fair market value on the date of the grant. Options granted to employees in 1994 vest at an annual rate of 25% commencing with the first anniversary of the date of grant. Options granted to non-


              Milwaukee Insurance Group, Inc. 1994 Annual Report
44 -----------------------------------------------------------------------------
employee directors in 1994 vest at an annual rate of 25% commencing with the second anniversary of the date of the grant; however in the event the service of a non-employee director terminates for any reason, all outstanding options granted to that non-employee director will immediately vest 100% and become immediately exercisable. Stock option activity pursuant to the 1994 Plan was as follows:


1994                                     Shares                Option Price
- ---------------------------------------------------------------------------
Outstanding at beginning of year             --                          --
Granted during year                     119,361             $10.75 - $11.00
Exercised during year                        --                          --
Forfeited during year                    (1,595)                      11.00
                                        -------
Outstanding at end of year              117,766             $10.75 - $11.00
                                        ===================================
Options currently exercisable             5,000
                                        =======

On August 27, 1986, the Boards of Directors of the Company and Mutual approved establishment of the Milwaukee Mutual Insurance Company Stock Option Plan (1986 Stock Option Plan), whereby 300,000 shares of the Company's common stock were reserved for issuance to key management employees of Mutual at an option price of not less than the fair market value on the date of grant. The options may be exercised over a seven-year term. Upon exercise, Mutual purchases the reserved shares from the Company at the current market price. Options granted vest at an annual rate of 20% on a cumulative basis over the first five years. Upon death, retirement or permanent disability, all options granted become exercisable. Options issued prior to 1993 contain stock appreciation rights (SAR) which permit surrender of the option and receipt of the excess of current market price over the option price in shares of the Company's stock or in a combination of cash and stock. On May 19, 1994, the 1986 Stock Option Plan was terminated except as to outstanding options. Stock option and SAR activity pursuant to the 1986 Stock Option Plan was as follows:

                                              1994                    1993                       1992
                                      -------------------------------------------------------------------------
                                                    Option                    Option                     Option
                                      Shares         Price     Shares          Price      Shares          Price
- ---------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      18,065   $8.00-11.88     66,770     $8.00-9.25     125,485     $8.00-9.25
Granted during year                       --            --     14,065          11.88          --             --
Exercised during year                 (2,000)         9.25    (62,770)     8.00-8.50     (58,715)     8.00-9.25
Forfeited during year                 (3,961)   8.50-11.88         --             --          --             --
                                      ------                  -------                    -------
Outstanding at end of year            12,104   $     11.88     18,065    $8.50-11.88      66,770     $8.00-9.25
                                      =========================================================================
Options currently exercisable          3,385                    7,116                     62,770
                                      ==========================================================


              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ----------------------------------------------------------------------------- 45

NOTE 14  COMMITMENTS AND CONTINGENT LIABILITIES
         --------------------------------------

In December 1994, the Company entered into an agreement with a bank to lease certain computer application software. The Company is accounting for this agreement as a capital lease. The initial lease term is one year and may be renewed for two additional one year terms provided, among other conditions, there is no decrease in the appraised value of the software. Rental payments under the lease vary with changes in interest rates. The Company may purchase the software and terminate the lease at any time upon payment of all remaining lease obligations due. The lease agreement contains certain restrictive covenants, including one that limits dividend distributions from the Company to its shareholders to the lesser of $1,000,000 or 25% of the Company's consolidated net income for any given year that there remains an obligation under the lease agreement.

In accordance with industry practice, the Company in its consolidated financial statements treats risks, to the extent reinsured, as though they were risks for which the Company is not liable. Insurance ceded by the property and casualty subsidiaries does not relieve them of their primary liability as the originating insurers and the Company remains contingently liable in the event that any reinsurer fails to meet its obligations under reinsurance agreements.

Certain of the agents of the Company can execute a covenant not to compete in the event of the termination of their agency relationship, and receive a predetermined percentage of their annualized written premium at the date of termination (including policies written by the Company and, in certain cases, by other insurance companies) for up to fifteen years depending on the timeliness of the agents notification to terminate. The commitment has not been quantified because the Company does not have the data for business the agencies have written with other companies. Subsequent to December 31, 1994, an agent elected this option. This election will not have a material impact on the Company's financial statements.

In the normal course of business, the Company is involved in litigation with claimants and others. In the opinion of management, the ultimate liability, if any, arising from this litigation is not expected to have a material adverse effect on the financial position or results of operations of the Company.



              Milwaukee Insurance Group, Inc. 1994 Annual Report
46 ----------------------------------------------------------------------------

N O T E 15  Quarterly Data (Unaudited)
            --------------------------

Selected quarterly financial data is as follows:

1994                                                      First          Second           Third          Fourth
- ---------------------------------------------------------------------------------------------------------------
Revenues                                            $29,978,227     $29,706,140     $31,087,321     $30,468,161

Income from continuing operations                       416,403         936,383         (94,587)      1,066,250

Discontinued operations                                 499,288         430,847         973,336              --

Net income                                              915,691       1,367,230         878,749       1,066,250
Per share:
     Income from continuing operations                      .10             .23            (.02)            .26

     Net income                                             .22             .33             .21             .26

During the fourth quarter of 1994, the Company changed the provisions of certain employee benefits, resulting in a non-recurring decrease in operating expenses of approximately $910,000.

1993                                                      First          Second           Third          Fourth
- ---------------------------------------------------------------------------------------------------------------
Revenues                                            $20,663,441     $29,554,150     $29,529,215     $28,585,523


Income before cumulative effect of accounting
  changes and discontinued operations                 1,154,785         756,016        (378,558)      1,408,144

Cumulative effect of accounting changes                 193,996              --              --              --

Discontinued operations                                 277,300         402,030         404,672          45,289

Net income                                            1,626,081       1,158,046          26,114       1,453,433

Per share:
     Income before cumulative effect of accounting
       changes and discontinued operations                  .37             .23            (.09)            .34

     Net income                                             .52             .35             .01             .35

The sum of the 1993 quarterly per share amounts do not equal the annual per share amounts because of the stock transaction described in Note 12. Quarterly data previously published differs from 1993 data stated above. This difference is caused by a correction during the fourth quarter for the cumulative effect of accounting changes in the amount of $1,400,124. First quarter and fourth quarter net income was increased/decreased respectively by $1,400,124. Net income per share was increased/decreased during the first and fourth quarter, respectively by $.45 and $.34 per share.


              Milwaukee Insurance Group, Inc.  1994 Annual Report
- ---------------------------------------------------------------------------- 47

F I N A N C I A L Reporting Responsibility

To the Shareholders and Board of Directors
Milwaukee Insurance Group, Inc.

The management of the Company has prepared the consolidated financial statements, notes and all other sections of this annual report. The financial statements were prepared in accordance with generally accepted accounting principles. The accounting process relies on actuarial estimates and informed judgments by management. We believe these estimates and judgments have been made in good faith based on available information and that the financial statements represent fairly the Company's financial position and results of operation.

The Company is responsible for the accuracy and integrity of the financial statements. Management has established a corporate culture that deters any impediment to reporting financial results fairly. The organizational structure, accounting procedures and systems of internal control are designed by management to provide reasonable assurance that assets are protected and that the books and records properly reflect the transactions of the Company.

The Board of Directors has appointed an Audit Committee to monitor financial reporting and internal control. The Audit Committee is comprised of two directors of the Company and two directors of Mutual, none of whom are officers or employees of the Company.

Our internal audit department independently reviews and evaluates the internal controls. The department manager meets with the Audit Committee and has the authority and responsibility to contact them at any time as circumstances warrant.

We have engaged Coopers & Lybrand L.L.P., an independent firm, to audit the financial statements and their opinion appears in the following column. They have direct access to each member of management and to the Audit Committee in conducting their audit. Their audit includes a review of our internal controls and procedures, tests of our accounting records and such other auditing procedures as they consider necessary to comply with generally accepted auditing standards.

Report of Independent Accountants:
To the Shareholders and Board of Directors
Milwaukee Insurance Group, Inc.

We have audited the accompanying consolidated balance sheets of Milwaukee Insurance Group, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Milwaukee Insurance Group, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting and reporting for investments in 1994. As discussed in Notes 10 and 11 to the financial statements, the Company changed its method of accounting and reporting for postretirement benefits and income taxes, respectively, in 1993.

                                         /S/ COOPERS & LYBRAND LLP

Milwaukee, Wisconsin
February 23, 1995


              Milwaukee Insurance Group, Inc.  1994 Annual Report
48 ----------------------------------------------------------------------------

CORPORATE Directory


Board of Directors

Robert W. Doucette  Chairman of the Board
Employee of the Company since 1947,
Director Since 1985.

Daniel R. Doucette  President
Employee of the Company since 1989,
Director Since 1992.

Michael S. Ariens  President, Ariens Company --
Manufacturer of power lawn and garden equipment.
Director Since 1986.

Joseph C. Branch  Partner in the law firm of Foley & Lardner.
Director Since 1990.

James L. Dorman  Chairman and Chief Executive Officer, Amalga
Composites, Inc. -- Manufacturer of advanced composite components. Director Since 1986.

Michael J. Koss  President and Chief Executive Officer, Koss
Corporation -- Manufacturer of electronics.
Director Since 1991.

Maureen J. Oster  President and Chief Investment Officer, Johnson
Asset Management of Wisconsin, Inc. -- Registered Investment Advisors. Director Since 1989.



Officers & Executive Management

Roger D. Brown  Vice President, Administration &
Information Systems

Peter J. Donegan  Vice President, Commercial Lines

Daniel R. Doucette  President, Milwaukee Guardian,
Milwaukee Mutual, Milwaukee Safeguard

Robert W. Doucette  Chairman of the Board

Thomas I. Doucette*  former President, Milwaukee Life
Insurance Company

Howard R. Frank  President, Milwaukee Teleservice Division

Robert W. Grieb*  former Chief Operating Officer, Milwaukee
Mutual & former President, Milwaukee Safeguard

Gerald F. Johnson  Vice President, Claims

Daniel A. Riedl  Corporate Counsel & Secretary

Gil C. Rohde, Jr.  Vice President, Personal Lines & President,
Alpha Property & Casualty

Tracy Watchmaker Schneider Vice President, Finance & Treasurer


* Retiring in 1995.



Affiliated Operating Insurers and
Their Chief Operating Officers:

Alpha Property & Casualty Insurance Company
Gil C. Rohde, Jr. -- President

Milwaukee Guardian Insurance, Inc.
Daniel R. Doucette -- President

Milwaukee Mutual Insurance Company
Daniel R. Doucette -- President and Chief Executive Officer

Milwaukee Safeguard Insurance Company
Daniel R. Doucette -- President




              Milwaukee Insurance Group, Inc. 1994 Annual Report
- ----------------------------------------------------------------------------- 49

INVESTOR Information



The Common Stock ($.01 par value) of Milwaukee Insurance Group, Inc. trades on the Nasdaq Stock Market under the symbol: MILW. The range of high and low prices for each quarterly period during 1994 and 1993 as reported by the Nasdaq Stock Market follows:

                                       1994                        1993
                                  High        Low             High        Low
- -----------------------------------------------------------------------------
4th quarter                     $11.00      $8.75           $11.75      $9.25
3rd quarter                      11.25      10.25            12.50      10.50
2nd quarter                      11.50      10.25            14.75      11.50
lst quarter                      11.75       9.50            16.25      14.00


There were 204 shareholders of record of common stock as of March 13, 1995.
The Company estimates that there are approximately 700 beneficial shareholders.

The Company currently retains earnings to finance its future growth and has not paid cash dividends. Furthermore, the ability of the Company to pay dividends will depend on the receipt of dividends from its subsidiaries. The Company's subsidiaries are subject to state laws and regulations which restrict their ability to pay dividends. See Note 12 to the Consolidated Financial Statements. During 1995, the aggregate amount available from the Company's subsidiaries for payment of dividends to the Company without obtaining prior regulatory approvals is approximately $623,000 as long as the compulsory net worth requirements of Wisconsin insurance regulations are met. In addition, the Company is restricted, pursuant to the terms of a lease agreement, from paying dividends in any year in an amount in excess of the lesser of $1.0 million or 25% of the Company's net income in such year. See Note 14 to the Consolidated Financial Statements. The Company does not anticipate paying any cash dividends in the foreseeable future.



Transfer Agent

Firstar Trust Company -- Corporate Trust Services
615 E. Michigan Street
Milwaukee, Wisconsin 53202



Form 10-K

Copies of Form 10-K filed with the Securities and Exchange Commission can be obtained by writing Tracy Watchmaker Schneider at Milwaukee Insurance Group, Inc., P.O. Box 621, Milwaukee, WI 53201-0621



Annual Meeting

The annual meeting of shareholders will be held Thursday, May 18, 1995, at 4:00 p.m. CDT at the Company's Home Office.



Home Office

803 W. Michigan Street
P.O. Box 621
Milwaukee, WI 53201-0621
414-271-0525



Auditors

Coopers & Lybrand L.L.P.
Milwaukee, Wisconsin



Stock Listing

The common stock of the Company trades on the Nasdaq Stock Market under the symbol MILW. Shares are included in the Nasdaq National Market System.




              Milwaukee Insurance Group, Inc. 1994 Annual Report
50 -----------------------------------------------------------------------------